U.S. SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR


--------------------------------------------------------------------------------
         For Period Ended:  October 31, 2000
--------------------------------------------------------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
--------------------------------------------------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION



         Full Name of Registrant

         Innovative Clinical Solutions, Ltd.

         Address of Principal Executive Office (Street and Number)

         10 Dorrance Street, Suite 400

         Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [  ]     (c) The accountant's statement or other exhibit required by
                  Rule12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2000 without unreasonable effort or expense because the Registrant is required to restate its assets and liabilities pursuant to the AICPA's Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7") due to the Bankruptcy Court confirmation and consummation of the Registrant's Joint Prepackaged Chapter 11 Plan of Reorganization (the "Plan") in the third quarter of its 2001 fiscal year. Fresh-start accounting requires the Registrant to restate its assets and liabilities to reflect its reorganization value, which approximates fair value at the date of the reorganization. In so restating, SOP 90-7 requires the Registrant to allocate its reorganization value to its assets based upon their fair values in accordance with the procedures specified by Accounting Principles Board Opinion No. 16, Business Combinations, for transactions reported on the purchase method. Due to the exceedingly complicated nature of the required restatement of assets and liabilities, the Registrant's Form 10-Q for the quarter ended October 31, 2000 is not yet complete.

For the reasons set forth above, the Registrant's inability to timely file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000 cannot be eliminated without unreasonable effort or expense. The Registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.



PART IV - OTHER INFORMATION



         (1) Name and telephone number of persons to contact in regard to this notification:

        Michael T. Heffernan, Chairman and Chief Executive Officer (401)868-6609

        Gary S. Gillheeney, Chief Financial Officer (401) 868-6679

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X] Yes  [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         Because fresh-start reporting requires significant adjustments which will be reflected in the Registrant's financial statements for the period ended October 31, 2000, results of operations for the period then ended are not comparable in material respects to results of operations for any prior period because the financial statements as of October 31, 2000 are those of a reorganized entity.




         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                             INNOVATIVE CLINICAL SOLUTIONS, LTD.



Date:  December 18, 2000               By:   /s/ Bryan B. Dieter
                                             -----------------------------------
                                                Bryan B. Dieter
                                                Chief Information Officer